3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Christopher M. Trueax

direct dial: 215.981.4723

direct fax: 215.689.4668

trueaxc@pepperlaw.com

May 19, 2020

Via EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	StoneCastle Financial Corp. 1940 Act File No. 811-22853

Dear Ms. White:

This letter addresses the oral comments of the Commission’s staff (the “Staff”) provided on April 15, 2020 and on May 1, 2020 with respect to the preliminary proxy materials of StoneCastle Financial Corp. (the “Company”) filed with the Commission on April 9, 2020 pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Preliminary Proxy Materials”).

The Staff’s comments are set forth below in italicized text followed by the Company’s response. Any capitalized terms that are used but not defined in the Company’s responses herein should be given the meaning ascribed to them in the Preliminary Proxy Materials.

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1.)  On pages 1 and 12, you reference the websites www.stonecastle-financial.com and www.sec.gov and then state that “References to the websites do not incorporate the content of the websites into this proxy statement.”  Please remove these disclaimers that state that the references to the websites do not incorporate the content of the websites, or explain why it is necessary to retain the disclaimers.

Response: The Company has removed the disclaimers that “References to the websites do not incorporate the content of the websites into this proxy statement” from pages 1 and 12. The Company has retained the links to the websites themselves.

2.)  On page 5, where you reference the Nominating and Governance Committee charter for the first time, please provide a reference noting that the charter is included in the proxy statement as Exhibit C.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh	Detroit
Berwyn	Harrisburg	Orange County	Princeton	Rochester	Silicon Valley	Wilmington

www.pepperlaw.com

Ms. Alison White

May 19, 2020

Response: The Company has made the requested change by inserting a reference to Exhibit C.

3.)  Please highlight all material differences in the rights of shareholders under the proposed and current governing documents.  For example, the Staff believes that Section 10.2 of the proposed declaration of trust may reflect a significance difference in shareholder voting rights than those of a Delaware corporation.

Response: The Company has revised Section 10.2 of the proposed declaration of trust to clarify that shareholders “shall be entitled to vote on matters properly brought before them at annual and special shareholder meetings as may be called by the Board of Trustees in accordance with [the declaration of trust and the by-laws].” In addition, the Company has modified Section 10.2 to delete the sentence that stated “This Declaration expressly provides that no matter for which voting is required by the Delaware Trust Statute in the absence of the contrary provision in the Declaration shall require any vote.”

The Company has also modified Section 11.3 of the proposed Declaration of Trust to delete the final paragraph of that section, which states “Notwithstanding any other provision hereof, until such time as a Registration Statement under the 1933 Act, covering the first public offering of Shares of the Trust shall have become effective, this Declaration may be terminated or amended in any respect by the affirmative vote of a majority of the Trustees or by an instrument signed by a majority of the Trustees.”

Further, the proposed by-laws that would be adopted by the trust, which extensively discuss shareholder rights, provide the same scope of voting rights to shareholders as the current by-laws with respect to annual and special shareholder meetings, and with respect to shareholder proposals. Accordingly, in light of this revision to the proposed declaration of trust, the Company does not believe there will be a material difference in shareholder voting rights should Proposal 2 be adopted. The Company also does not believe there will be a material difference in any other shareholder rights under the proposed governing documents relative to the Company’s current governing documents.

4.)  Please discuss any significant differences between the Delaware General Corporate Law (DGCL) and the Delaware Statutory Trust Act (DSTA) law that may affect shareholder rights.  For example, under the DSTA, the board of trustees has considerable authority to limit shareholder voting rights in ways that a board of directors cannot under the DGCL. Please consider highlighting these differences in the proxy materials, regardless of what the proposed governing documents may state concerning shareholder voting rights.

Response: Although the text of the DGCL and the DSTA provide for the possibility of a difference in the scope of governing powers and shareholder rights, the Company has in practice restricted its corporate powers and delineated its shareholder rights through the terms of its governing documents (certificate of incorporation and by-laws). A Delaware statutory trust is permitted to restrict its powers to those of a Delaware corporation, which the Company seeks to do if Proposal 2 is successful. The Company also believes that, with the revisions referenced in its response to Comment 3 above, the proposed governing documents will provide substantially the same rights to shareholders as the current governing documents. Accordingly, the Company does not believe that the differences between the DGCL and the DSTA will have a material impact to the rights of the Company’s shareholders.

Ms. Alison White

May 19, 2020

The Company has also modified its proxy materials to highlight for shareholders the differences between the DGCL and the DSTA with respect to shareholder rights. Specifically, the Company has added a discussion under the section in Proposal 2 entitled “Summary Comparison of Governing Documents and State Law.” Under the subsection entitled “Meetings of Shareholders and Voting Rights,” the following additional language has been inserted under the cell covering the rights under the proposed Delaware Trust:

The Declaration and Trust By-laws provide for substantially the same voting rights and meetings of shareholders as the DE Corporation.

Although the Company has chosen to provide for substantially the same voting rights and meetings of shareholders as the DE Corporation, it is important to understand that the Delaware Statutory Trust Act permits broad discretion to the board of trustees to determine whether and to what extent shareholders may be entitled to vote on matters.

Subject to applicable laws and the terms of the DE Trust’s governing documents (the Declaration and the By-Laws), the Board of Trustees has discretion to “grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis” 12 Del. C. Section 3806(b)(4).

Notwithstanding the broad discretion the Delaware Statutory Trust Act provides, the DE Trust’s proposed governing documents will provide substantially the same voting rights to shareholders, and the Company has no intention to alter those rights if Proposal 2 is successful.

5.)  Given the differences in shareholder rights under the governing documents and state laws, please provide an analysis as to why you believe the company can rely on the Colonial Option Income Fund, Inc. no-action letter dated March 21, 1983 to effect the reorganization (assuming the Company does wish to rely on the letter).

Ms. Alison White

May 19, 2020

Response: In light of the revisions to the Company’s proposed declaration of trust, because the shareholders’ economic, voting, and governance rights will in all material respects be unchanged from the current Company to the proposed trust, and because the Company’s actions will be materially consistent with the representations made in the Colonial Option Income Fund, Inc. no-action letter, the Company believes it should be able to rely on the no-action letter in structuring its plans for reorganization under Proposal 2.

The funds at issue in the Colonial Option Income Fund, Inc. no-action letter were open-end registered investment companies that were organized as business corporations under the laws of the Commonwealth of Massachusetts. The funds sought to reorganize into Massachusetts business trusts in order to reduce overall operating expenses. The funds proposed to reorganize in a manner that would allow them to carry on with the same “investment objectives, policies and restrictions and [to] otherwise conduct their business in the same manner as their predecessor Funds.” In addition, the funds stated that the “voting rights attributable to the [newly-formed] Trust Shares will be substantially identical to those of the [existing] Fund Shares.”

The Company believes its proposed reorganization as described in Proposal 2 is consistent with these and other representations made in the Colonial Option Income Fund, Inc. no-action letter. With the revisions to the Company’s proposed declaration of trust, as discussed in response to Comment 3 above, the proposed governing documents will provide substantially the same rights to shareholders as the current governing documents, including with respect to shareholder voting rights.

Further, the Company’s proposed reorganization is consistent with other applicable factors described in the Colonial Option Income Fund, Inc. no-action letter, including by providing shareholders an opportunity to approve the agreement and plan of reorganization that is discussed in Proposal 2 and that would authorize the Company as sole shareholder of the newly formed trust to elect the current trustees to the new entity’s board and approve an investment advisory agreement that is substantially the same as the current agreement. Additionally, as discussed in the no-action letter, the Company’s proposed reorganization will have no material impact on the economic interests of the Company’s shareholders.

6.)  Please consider whether Section 10.2 of the proposed declaration of trust, that states that shareholders shall have no power to vote except upon matters required by law, should be broken out into a separate proposal.  Please consider this comment in light of the guidance issued on October 27, 2015 by the Division of Corporate Finance on Exchange Act Rule 14a-4(a)(3), which discussing unbundling under Rule 14a-4(a)(3) in the context of mergers and acquisitions.

Ms. Alison White

May 19, 2020

Response: The Company has revised Section 10.2 of the proposed declaration of trust to state that shareholders “shall be entitled to vote on matters properly brought before them at annual and special shareholder meetings as may be called by the Board of Trustees in accordance with [the declaration of trust and the by-laws].” Because of this revision, the Company does not believe there will be a material change to shareholder voting rights if Proposal 2 is successful. Accordingly, the Company does not believe it necessary to unbundle a discussion of shareholder voting rights into a separate proposal.

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Please direct any questions concerning this letter to my attention at 215-981-4723 or, in my absence, to John Falco, Esq. at 215-981-4659.

Very truly yours,

/s/ Christopher M. Trueax

Christopher M. Trueax

cc:	Sanjai Bhonsle

Patrick Farrell

John P. Falco, Esq.